SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30102; 812-13859-01]

Hirtle Callaghan & Co., LLC and HC Capital Trust; Notice of Application

June 11, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval.

Applicants: Hirtle Callaghan & Co., LLC (the "Adviser") and HC Capital Trust (the "Trust").

Filing Dates: The application was filed on January 19, 2011, and amended on May 5, 2011, and

April 27, 2012**.**

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 9, 2012, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: Hirtle Callaghan & Co., LLC; Five

Tower Bridge, 300 Barr Harbor Drive, Suite 500, West Conshohocken, PA 19428.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end management investment company and offers series of shares (each a "Series"), each of which has its own distinct investment objectives, policies and restrictions.[1] The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and serves as the investment adviser to the Trust pursuant to two separate investment advisory agreements currently in effect, one of which applies to each Series (each an "Investment Advisory Agreement" and together the "Investment Advisory Agreements"). Each Investment Advisory Agreement was initially approved by the board of

---

[1] Applicants also request relief with respect to future Series and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser or its successors (each such entity included in the term "Adviser"); (b) uses the multi-manager structure described in the application; and (c) complies with the terms and conditions of the application (together with any Series that currently uses one or more Sub-Advisers, as defined below, each a "Subadvised Fund" and collectively, the "Subadvised Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Subadvised Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by that Adviser, will precede the name of the Sub-Adviser.

trustees of the Trust (the "Board"),[2] including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust or the Adviser ("Independent Trustees") and by the shareholders of the applicable Subadvised Fund in accordance with sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder.[3]

2.   Under the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, furnishes a continuous investment program for each Subadvised Fund. The Adviser periodically reviews each Subadvised Fund's investment policies and strategies and based on the need of a particular Subadvised Fund may recommend changes to the investment policies and strategies of the Subadvised Fund for consideration by its Board. For its services to each Subadvised Fund, the Adviser receives an investment advisory fee from that Subadvised Fund as specified in the applicable Investment Advisory Agreement. The investment advisory fees for the current Series of the Trust are calculated based on the "Average Daily Net Assets" of the particular Series.[4] The terms of each Investment Advisory Agreement also permit the Adviser, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund, to delegate portfolio management responsibilities of all or a portion of the assets of the Subadvised Fund to

---

[2] The term "Board" also includes the board of trustees or directors of a future Subadvised Fund.

[3] Each other Subadvised Fund will enter into an investment advisory agreement with its Adviser (included in the term "Investment Advisory Agreement"). Each Investment Advisory Agreement will be approved by the applicable Board, including a majority of the Independent Trustees and the shareholders of that Subadvised Fund. Each other Adviser will be registered with the Commission as an investment adviser under the Advisers Act.

[4] The amounts of the investment advisory fees paid for the current Series of the Trust are calculated based on the "Average Daily Net Assets" of the particular Series, which means the average daily value of the total assets of the Series, less all accrued liabilities of the Series, (other than the aggregate amount of any outstanding borrowings constituting financial leverage).

one or more sub-advisers ("Sub-Advisers"). The Trust has entered into investment subadvisory agreements with various Sub-Advisers ("Sub-Advisory Agreements") to provide investment advisory services to certain Subadvised Funds.[5] The Adviser may also enter into Sub-Advisory Agreements on behalf of other Subadvised Funds. Each Sub-Adviser is, and any future Sub-Adviser will be, an investment adviser as defined in section 2(a)(20) of the Act as well as registered as an investment adviser under the Advisers Act. The Adviser evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. For its services to a Subadvised Fund, each Sub-Adviser will receive from the Subadvised Fund, a monthly fee, computed and accrued daily, on the same basis (but not necessarily the same rate) as the Adviser's investment advisory fees are calculated for the particular Subadvised Fund managed by that Sub-Adviser. The Adviser is not responsible for paying sub-advisory fees to the Sub-Adviser.

3.   Applicants request an order to permit the Adviser, subject to Board approval, including a majority of Independent Trustees, to select certain Sub-Advisers to manage all or a portion of the assets of a Subadvised Fund pursuant to a Sub-Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Sub-Adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Subadvised Fund, or the Adviser other than by reason of serving as a Sub-Adviser to a Subadvised Fund ("Affiliated Sub-Adviser"). Because the Sub-Advisers are paid directly by the Subadvised Funds, Applicants acknowledge that, after the requested order is issued, shareholder

_____

[5] The Trust has not entered into a Sub-Advisory Agreement with an affiliate of the Adviser. The requested relief will not extend to Affiliated Sub-Advisers, as defined below.

approval will still be sought for any amendment to a Sub-Advisory Agreement that would

increase the total management and advisory fees payable by a Subadvised Fund.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person

to act as an investment adviser to a registered investment company except pursuant to a written

contract that has been approved by the vote of a majority of the company's outstanding voting

securities. Rule 18f-2 under the Act provides that each series or class of securities in a series

investment company affected by a matter must approve that matter if the Act requires

shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate

in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act. Applicants state that the requested relief meets

this standard for the reasons discussed below.

3.   Applicants assert that the shareholders expect the Adviser, subject to the review and

approval of the Board, to select the Sub-Advisers who are best suited to achieve the Subadvised

Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the

role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio

managers employed by an investment adviser to a traditional investment company. Applicants

state that requiring shareholder approval of each Sub-Advisory Agreement would impose

unnecessary delays and expenses on the Subadvised Funds, and may preclude the Adviser from acting promptly in a manner considered advisable by the Board. Applicants note that the

Investment Advisory Agreement and Sub-Advisory Agreement with an Affiliated Sub-Adviser

(if any) will continue to be subject to the shareholder approval requirement of section 15(a) of

the Act and rule 18f-2 under the Act.

4.   If new Sub-Advisers are hired, the Subadvised Funds will inform shareholders of

the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and

Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised

Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-

manager Notice and Multi-manager Information Statement;[6] and (b) the Subadvised Fund will

make the Multi-manager Information Statement available on the website identified in the Multi-

manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and

Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that

website for at least 90 days. In the circumstances described in this application, a proxy

solicitation to approve the appointment of new Sub-Advisers provides no more meaningful

information to shareholders than the proposed Multi-manager Information Statement. Moreover,

---

[6] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

as indicated above, the applicable Board would comply with the requirements of section 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Subadvised Fund may rely on the requested order, the operation of the Subadvised Fund in the manner described in the application will have been approved by a majority of the Subadvised Fund's outstanding voting securities as defined in the Act or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before such Subadvised Fund's shares are offered to the public.

2.   The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to this application. In addition, each Subadvised Fund will hold itself out to the public as employing a multi-manager structure as described in the application. The prospectus will prominently disclose that the Adviser has ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.   Subadvised Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.	The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

5.	At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.	Whenever a Sub-Adviser change is proposed for a Subadvised Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7.	The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets, and subject to review and approval of the Board, will: (i) set the Subadvised Fund's overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to manage all or a portion of the Subadvised Fund's assets; (iii) allocate and, when appropriate, reallocate the Subadvised Fund's assets among Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers' performance; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Subadvised Fund's investment objective, policies and restrictions.

8.	No trustee or officer of the Trust or of a Subadvised Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

9.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

10.   Subadvised Funds pay fees to a Sub-Adviser directly from Fund assets. Any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be approved by the shareholders of that Subadvised Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

Action as set forth recommended herein
APPROVED pursuant to authority delegated
by the Commission under Public Law 87-592

  For: Division of Investment Management

  By: _____

         _____

(date)